FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: July 28, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
Consolidated Financial Results for the Three Months Ended June 30, 2005

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2005

1. The basic items on preparation for consolidated results for the three months ended June 30, 2005 :

(1) The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2) Change in accounting policies : None

(3) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	2	0
Decrease	0	1

2. Consolidated financial information for the three months ended June 30, 2005 :

(1) Consolidated results of operations :

	Three months ended June 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥265,073 million	¥293,143 million	¥1,180,655 million
% change from the previous period	(9.6)%	15.8%	3.5%
Profit from operations	14,283 million	34,751 million	100,968 million
% change from the previous period	(58.9)%	171.5%	(7.3)%
Income before income taxes	17,215 million	38,062 million	107,530 million
% change from the previous period	(54.8)%	131.5%	(6.5)%
Net income	8,603 million	21,982 million	45,908 million
% change from the previous period	(60.9)%	104.9%	(32.6)%

Earnings per share :
Basic	¥45.89	¥117.25	¥244.86
Diluted	45.88	117.17	244.81

(2) Consolidated financial condition :

	June 30,		March 31,
	2005	2004	2005
Total assets	¥1,741,948 million	¥1,833,390 million	¥1,745,519 million
Stockholders’ equity	1,171,769 million	1,183,080 million	1,174,851 million
Stockholders’ equity to total assets	67.3%	64.5%	67.3%
Stockholders’ equity per share	¥6,250.08	¥6,309.98	¥6,266.50

(3) Consolidated cash flows :
	Three months ended June 30,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities	¥44,507 million	¥26,812 million	¥145,523 million
Cash flows from investing activities	(51,894) million	(114,211) million	(132,494) million
Cash flows from financing activities	(11,025) million	(7,576) million	(67,344) million
Cash and cash equivalents at end of period	293,679 million	267,801 million	310,592 million

3. Consolidated financial forecast for the year ending March 31, 2006 :

Year ending March 31, 2006
Net sales	¥1,240,000 million
Income before income taxes	¥135,000 million
Net income	¥81,000 million

Note 1:
There are no changes in the above forecast for the year ending March 31, 2006 from the original forecast, which was shown in the Form 6-K submitted on April 27, 2005.

Note 2:

Forecast of earnings per share :	432.00

Net income per share amount is computed based on Statement of Financial Accounting Standards (SFAS) No.128.
Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2005.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 14.

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended June 30, 2005

	(Yen in millions, except per share amounts and exchange rates)
	Three Months Ended June 30,		Increase (Decrease) (%)
	2005	2004
Net sales	265,073	293,143	(9.6)
Profit from operations	14,283	34,751	(58.9)
Income before income taxes	17,215	38,062	(54.8)
Net income	8,603	21,982	(60.9)
Average exchange rates :
US$	108	110	—
Euro	136	132	—
Earnings per share :
Net income
Basic	45.89	117.25	—
Diluted	45.88	117.17	—
Capital expenditures	27,036	11,811	128.9
Depreciation	13,149	13,233	(0.6)
R&D expenses	14,456	13,875	4.2
Total assets	1,741,948	1,833,390	—
Stockholders’ equity	1,171,769	1,183,080	—
Sales of products manufactured outside Japan to net sales (%)	30.5	36.1	—

Business Results, Financial Condition and Prospects

1. Business Results for the Three Months Ended June 30, 2005

(1) Economic Situation and Business Environment

The Japanese economy only showed a slight recovery during the three months ended June 30, 2005 (the first quarter) despite increasing personal consumption and expanding capital investment in the private sector. The U.S. and Asian economies continued to grow steadily while the European economy stagnated.

In the electronics industry, as a result of moderate rebound of production activities, which had slowed since last summer, demand on components used in this industry has also recovered in the first quarter. Nonetheless, demand on components for digital consumer equipment in the first quarter has not caught up with the buoyant levels of the three months ended June 30, 2004 (the previous first quarter). In addition, prices of components in the first quarter have fallen significantly compared with the previous first quarter.

(2) Consolidated Financial Results

Due to the above business environment, consolidated net sales and profits in the first quarter decreased compared with the previous first quarter.

The yen appreciated 2 yen against the U.S. dollar and depreciated 4 yen against the Euro compared with the average exchange rates in the previous first quarter. The effects of the rising yen against the dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, net sales after translation into yen were pushed down by approximately ¥400 million compared with the previous first quarter. Conversely, the positive effects of the weak yen against the Euro compensated for the strong yen against the dollar, and as a result, income before income taxes after translation into yen had a positive impact of approximately ¥500 million.

(Yen in millions, except per share amounts and exchange rates)

	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Net sales	265,073	293,143	(9.6)
Profit from operations	14,283	34,751	(58.9)
Income before income taxes	17,215	38,062	(54.8)
Net income	8,603	21,982	(60.9)
Diluted earnings per share	45.88	117.17	—
Average US$ exchange rate	108	110	—
Average Euro exchange rate	136	132	—

(3) Determined management initiatives during the first quarter

1) On May 5, 2005 (Japan Time), Kyocera decided to outsource the manufacture of mobile phone handsets of Kyocera Wireless Corp. (KWC), a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd. (Flextronics), a leading provider of electronics manufacturing services. KWC intends to reduce its manufacturing costs significantly and to improve its profitability rapidly by taking cost-down activities upon its procurements of parts and materials through a strong promotion of the outsourcing to Flextronics, and by making fixed costs related to the manufacturing of mobile phone handsets into variable costs. KWC will also enhance its business operation through specializing in research, development, sales and marketing of mobile phone handsets.

2) Since June 1, 2005, Kyocera implemented a new executive officer system to enhance Kyocera Group’s management organization under a global consolidation system, and accordingly, appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). The CEO will take responsibility for mid and long-term Group management policy and strategy formulation and execution, while the CFO will be responsible for constructing and executing a financial strategy for the Group that ensures the effective implementation of these management strategies. The COO will be in charge of daily management issues and business execution to achieve yearly management plans. At the same time, Kyocera also introduced a new corporate business group system, headed by newly appointed executive officers. These business group leaders will be responsible for each product line on a global basis.

(4) Consolidated Results by Reporting Segments

[Net sales]

(Yen in millions)
	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Fine Ceramic Parts Group	15,905	18,527	(14.2)
Semiconductor Parts Group	29,715	32,840	(9.5)
Applied Ceramic Products Group	26,983	21,253	27.0
Electronic Device Group	60,811	70,068	(13.2)

Total components business	133,414	142,688	(6.5)

Telecommunications Equipment Group	45,780	66,313	(31.0)
Information Equipment Group	57,908	56,733	2.1
Optical Equipment Group	4,373	7,400	(40.9)

Total equipment business	108,061	130,446	(17.2)

Others	28,168	25,926	8.6
Adjustments and eliminations	(4,570)	(5,917)	—

Net sales	265,073	293,143	(9.6)

[Operating profit]

(Yen in millions)
	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Fine Ceramic Parts Group	1,890	3,053	(38.1)
Semiconductor Parts Group	3,350	4,924	(32.0)
Applied Ceramic Products Group	4,891	3,614	35.3
Electronic Device Group	4,496	11,528	(61.0)

Total components business	14,627	23,119	(36.7)

Telecommunications Equipment Group	(6,441)	(249)	—
Information Equipment Group	7,661	10,207	(24.9)
Optical Equipment Group	(1,768)	(2,055)	—

Total equipment business	(548)	7,903	—

Others	1,348	2,888	(53.3)

Operating profit	15,427	33,910	(54.5)
Corporate	1,254	4,031	(68.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	452	127	255.9
Adjustments and eliminations	82	(6)	—

Income before income taxes	17,215	38,062	(54.8)

Notes:

Kyocera had previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” Kyocera changed its segmentation to make clarify the nature of each operations and to make its management structure more efficiently. Kyocera currently has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Consolidated results for the three months ended June 30, 2004 have been reclassified accordingly. Current “Applied Ceramic Products Group” was previously known as “Consumer-Related Products.” Current “Optical Equipment Group” was previously known as “Optical Instruments.”

With regard to the components business in the first quarter, Applied Ceramic Products Group, which includes solar energy products and cutting tools, posted an increase in sales and profits compared with the previous first quarter. However, sales in Semiconductor Parts Group and Electronic Device Group decreased due to declines in demand on components for digital consumer products such as mobile phone handsets coupled with the negative effect of decline in prices of such components. As a result, overall sales and operating profit of the components business decreased compared with the previous first quarter.

In the equipment business, although Information Equipment Group posted higher sales compared with the previous first quarter, Telecommunications Equipment Group and Optical Equipment Group registered declines in sales. Operating profit in the equipment business also declined due to lower performances from Telecommunications Equipment Group and Information Equipment Group.

Kyocera’s consolidated results by reporting segment are as follows.

1) Fine Ceramic Parts Group

Despite the semiconductor fabrication equipment market had shown a strong growth in the previous first quarter, it entered a downturn since last summer, and as a result, demand of ceramic parts for semiconductor fabrication equipment continued to be slow in the first quarter. Sapphire products for LCD projectors were negatively impacted by a decline in unit prices caused by intensifying market competition. Sales and operating profit in this segment decreased compared with the previous first quarter.

2) Semiconductor Parts Group

A slowdown in the digital consumer products market, notably mobile phone handsets, coupled with declining revenues in the ceramic package business, led to lower sales and operating profit in this segment compared with the previous first quarter. Nonetheless, in the organic package business, demand of packages and substrates for servers and portable music players grew steadily.

3) Applied Ceramic Products Group

Rising awareness towards the environment has driven increased demand for solar energy products, particularly in Europe, while robust production activities in the automotive industry has spurred increased sales of cutting tools. As a result, both sales and operating profit in this segment increased compared with the previous first quarter.

4) Electronic Device Group

Despite growth in sales of thin-film products such as thermal printheads, sales of capacitors and timing devices for digital consumer products as well as connectors slumped. A Decline in sales volume together with decline in prices of components led to lower operating profit in this segment compared with the previous first quarter.

5) Telecommunications Equipment Group

Sales and operating profit in this segment dipped below levels recorded in the previous first quarter. In the mobile phone business, KWC is now under a promotion of structural reforms and its sales of existing products declined, however, sales in the Japanese market increased reflecting contributions from new products. In the PHS-related business, Kyocera posted increased sales of PHS handsets to WILLCOM, Inc., which has already introduced new services such as fixed voice charges in Japan. Despite this, sales of PHS handsets and base stations for the Chinese market decreased materially.

6) Information Equipment Group

Sales in this segment increased compared with the previous first quarter as Kyocera enjoyed steady growth in sales of page printers and digital multifunctional products in Europe. Operating profit declined, however, due to the impact of a decline in price of units and increasing development costs for the new products, notably for color models scheduled for release in the second half of the year ended March 31, 2006.

7) Optical Equipment Group

Sales in this segment decreased while operating loss reduced compared with the previous first quarter owing to the downsizing of the camera business.

8) Others

Kyocera Communication Systems Co., Ltd. (KCCS) posted solid growth from its telecommunications engineering business, and sales of a subsidiary, which was newly consolidated Kyocera Group during the previous fiscal year, were included from the start of this fiscal year. Consequently, sales in this segment increased. Operating profit in this segment decreased compared with the previous first quarter due to a decline in sales at Kyocera Chemical Corporation.

(5) Consolidated Orders and Production by Reporting Segment

[Orders]

(Yen in millions)
	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Fine Ceramic Parts Group	16,601	20,302	(18.2)
Semiconductor Parts Group	33,436	34,301	(2.5)
Applied Ceramic Products Group	28,537	21,784	31.0
Electronic Device Group	64,418	74,607	(13.7)

Total components business	142,992	150,994	(5.3)

Telecommunications Equipment Group	50,276	76,222	(34.0)
Information Equipment Group	57,767	57,000	1.3
Optical Equipment Group	4,014	8,392	(52.2)

Total equipment business	112,057	141,614	(20.9)

Others	30,239	27,192	11.2
Adjustments and eliminations	(4,828)	(6,122)	—

Total orders	280,460	313,678	(10.6)

[Production]

(Yen in millions)
	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Fine Ceramic Parts Group	15,817	19,571	(19.2)
Semiconductor Parts Group	30,869	34,256	(9.9)
Applied Ceramic Products Group	27,117	20,897	29.8
Electronic Device Group	61,011	73,840	(17.4)

Total components business	134,814	148,564	(9.3)

Telecommunications Equipment Group	45,927	67,828	(32.3)
Information Equipment Group	60,272	59,390	1.5
Optical Equipment Group	3,986	8,514	(53.2)

Total equipment business	110,185	135,732	(18.8)

Others	19,089	17,787	7.3

Total production	264,088	302,083	(12.6)

(6) Geographic Segments (Sales by region)

			(Yen in millions)
	Three months ended June 30,		Increase (Decrease) (%)
	2005	2004
Japan	107,064	101,602	5.4
United States of America	54,910	67,266	(18.4)
Asia	43,755	59,011	(25.9)
Europe	42,796	41,244	3.8
Others	16,548	24,020	(31.1)

Total net sales	265,073	293,143	(9.6)

1) Japan

Sales of the components business decreased due to declining demand for digital consumer equipment together with decline in the components price. New mobile phone handsets and PHS handsets, however, contributed to increased sales steadily as well as an increase in sales at KCCS. As a result, net sales in Japan increased compared with the previous first quarter.

2) United States of America

Net sales decreased compared with the previous first quarter due to decreased sales of mobile phone handsets, while sales of information equipment grew.

3) Asia (excluding Japan)

Net sales decreased compared with the previous first quarter due to decreased sales of components for digital consumer equipment as well as decreased sales of PHS handsets and base stations.

4) Europe

Although sales of camera products decreased due to structural reform, sales growth for solar energy products outweighed significantly. As a result, net sales increased compared with the previous first quarter.

5) Others

Net sales decreased compared with the previous first quarter due mainly to decreased sales of mobile phone handsets in Canada and South and Central America.

2. Cash Flows

Cash and cash equivalents at June 30, 2005 decreased by ¥16,913 million to ¥293,679 million compared with those at March 31, 2005.

	(Yen in millions)

	Three months ended June 30,
	2005	2004
Cash flows from operating activities	44,507	26,812
Cash flows from investing activities	(51,894)	(114,211)
Cash flows from financing activities	(11,025)	(7,576)
Effect of exchange rate changes on cash and cash equivalents	1,499	1,644
Net decrease in cash and cash equivalents	(16,913)	(93,331)
Cash and cash equivalents at beginning of period	310,592	361,132
Cash and cash equivalents at end of period	293,679	267,801

1) Cash Flows from Operating Activities

Net cash provided by operating activities in the first quarter increased by ¥17,695 million to ¥44,507 million from the previous first quarter of ¥26,812 million. Although net income decreased and a payment of income taxes increased, collections of receivables and reductions of inventories contributed to an increase in net cash.

2) Cash Flows from Investing Activities

Net cash used by investing activities in the first quarter decreased by ¥62,317 million to ¥51,894 million from the previous first quarter of ¥114,211 million. This was due mainly to decreases in purchases of the government bonds and negotiable certificate of deposits.

3) Cash Flows from Financing Activities

Net cash used in financing activities in the first quarter increased by ¥3,449 million to ¥11,025 million from the previous first quarter of ¥7,576 million. This reflected an increase in cash dividend due to a change in period-end divided per share for the year ended March 31, 2005 from ¥30 to ¥50.

3. Consolidated Business Forecast for the Year Ending March 31, 2006

(1) Consolidated Financial Forecast for the Year Ending March 31, 2006

Although Kyocera changed its forecast of average exchange rates for the year ending March 31, 2006 (fiscal 2006), it has not changed its forecast of sales and profits for fiscal 2006 because an impact of change in the forecast of average exchange rates is not considered to be material.

Kyocera’s consolidated forecasts for fiscal 2006 are as follows.

(Yen in millions, except per share amounts and exchange rates)

	Forecast for fiscal 2006 announced on		Result for fiscal 2005	Increase (Decrease) to the result for fiscal 2005 (%)
	July 28, 2005	April 27, 2005
Net sales	1,240,000	1,240,000	1,180,655	5.0
Profit from operations	124,000	124,000	100,968	22.8
Income before income taxes	135,000	135,000	107,530	25.5
Net income	81,000	81,000	45,908	76.4
Diluted earnings per share	432.00	431.94	244.81	—
Average US$ exchange rate	106	102	108	—
Average Euro exchange rate	129	134	135	—

Note: The forecast of earnings per share announced on July 28, 2005 is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2005.

There are no changes in the forecast by each reporting segment for the fiscal 2006 from the original forecast as of April 27, 2005. Forecast by each reporting segment are as follows.

[Net sales]

			(Yen in millions )
	Year ending March 31, 2006 (Forecast)	Year ended March 31, 2005 (Result)	Increase (Decrease) (%)
Fine Ceramic Parts Group	75,000	73,711	1.7
Semiconductor Parts Group	139,000	127,960	8.6
Applied Ceramic Products Group	124,000	93,879	32.1
Electronic Device Group	258,000	262,997	(1.9)

Total components business	596,000	558,547	6.7

Telecommunications Equipment Group	268,000	250,918	6.8
Information Equipment Group	243,000	241,145	0.8
Optical Equipment Group	24,000	35,776	(32.9)

Total equipment business	535,000	527,839	1.4

Others	131,000	118,040	11.0
Adjustments and eliminations	(22,000)	(23,771)	—

Net sales	1,240,000	1,180,655	5.0

[Operating profit]

			(Yen in millions )
	Year ending March 31, 2006 (Forecast)	Year ended March 31, 2005 (Result)	Increase (Decrease) (%)
Fine Ceramic Parts Group	10,500	11,535	(9.0)
Semiconductor Parts Group	18,000	17,550	2.6
Applied Ceramic Products Group	21,500	17,129	25.5
Electronic Device Group	31,000	35,406	(12.4)

Total components business	81,000	81,620	(0.8)

Telecommunications Equipment Group	7,000	(14,918)	—
Information Equipment Group	30,000	36,186	(17.1)
Optical Equipment Group	(2,000)	(15,387)	—

Total equipment business	35,000	5,881	495.1

Others	14,000	13,019	7.5

Operating profit	130,000	100,520	29.3
Corporate	5,000	7,010	(28.7)

Income before income taxes	135,000	107,530	25.5

(2) Management Challenges for the Second Quarter Onward

In the electronics equipment market, production activities for digital consumer products such as mobile phone handsets, computer equipment and digital home appliances are expected to expand from the second quarter and increase markedly in the second half of fiscal 2006. It is anticipated that this will drive a full-scale recovery in component demand in the second half.

Amid such a market outlook, Kyocera will continue to promote its group-wide strategy of “high-value-added diversification” as a means to boosting profitability.

In the components business, Kyocera will make significant investments to create a new ultra-streamlined production system in Japan and expand production capacity, as well as launch new businesses. Specifically, Kyocera will further expand the solar energy business to cater for growing worldwide demand through a quadripartite production framework in Japan, China, Mexico and the Czech Republic. Other efforts will be focused on boosting sales of ceramic packages and organic packages for mobile phone handsets, digital cameras and flat-screen TVs. Kyocera will also make the most of its new factory in Ayabe City, Kyoto, with the mass-production of organic packages for next-generation MPUs that will be installed in digital consumer products.

In the equipment business, Kyocera will look to exploit the positive effects of structural reforms, and in particular, work to swiftly raise profitability in the mobile phone handsets business. Kyocera will also strive to further expand Telecommunications Equipment Group by expanding sales of PHS-related products in Japan and by cultivating new markets overseas.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) June 30, 2005		March 31, 2005		(Unaudited) June 30, 2004

	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥293,679		¥310,592		¥267,801
Short-term investments	68,384		34,938		70,470
Trade notes receivable	27,518		29,552		39,558
Trade accounts receivable	185,648		201,374		192,215
Short-term finance receivables	32,336		40,801		71,494
Less allowances for doubtful accounts and sales returns	(8,190)		(7,981)		(9,113)
Inventories	207,495		213,411		219,836
Deferred income taxes	40,153		38,659		36,243
Other current assets	29,263		34,229		35,014

Total current assets	876,286	50.3	895,575	51.3	923,518	50.4

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	30,712		30,623		23,880
Securities and other investments	422,299		430,437		484,585

Total investments and advances	453,011	26.0	461,060	26.4	508,465	27.7
Long-term finance receivables	76,251	4.4	66,427	3.8	82,762	4.5
Property, plant and equipment, at cost :
Land	56,160		55,210		54,905
Buildings	234,496		225,964		220,535
Machinery and equipment	663,117		656,780		631,380
Construction in progress	18,185		14,384		6,802
Less accumulated depreciation	(700,948)		(693,341)		(661,480)

	271,010	15.6	258,997	14.9	252,142	13.8
Goodwill	28,612	1.6	28,110	1.6	25,531	1.4
Intangible assets	16,349	0.9	15,847	0.9	18,403	1.0
Other assets	20,429	1.2	19,503	1.1	22,569	1.2

Total non-current assets	865,662	49.7	849,944	48.7	909,872	49.6

Total assets	¥1,741,948	100.0	¥1,745,519	100.0	¥1,833,390	100.0

	Yen in millions
	(Unaudited) June 30, 2005		March 31, 2005		(Unaudited) June 30, 2004

	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥63,813		¥66,556		¥105,488
Current portion of long-term debt	46,266		44,051		22,770
Trade notes and accounts payable	87,933		86,872		106,510
Other notes and accounts payable	46,081		34,690		34,092
Accrued payroll and bonus	43,592		34,821		42,707
Accrued income taxes	11,840		31,180		19,938
Other accrued expenses	28,312		28,849		27,072
Other current liabilities	19,981		17,338		15,806

Total current liabilities	347,818	20.0	344,357	19.7	374,383	20.4

Non-current liabilities :
Long-term debt	33,099		33,557		69,813
Accrued pension and severance costs	27,955		31,166		36,194
Deferred income taxes	93,391		96,345		109,049
Other non-current liabilities	6,810		4,761		6,174

Total non-current liabilities	161,255	9.2	165,829	9.5	221,230	12.1

Total liabilities	509,073	29.2	510,186	29.2	595,613	32.5

Minority interests in subsidiaries	61,106	3.5	60,482	3.5	54,697	3.0

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,059		162,061		162,088
Retained earnings	915,857		916,628		898,327
Accumulated other comprehensive income	9,533		11,839		38,247
Treasury stock, at cost	(31,383)		(31,380)		(31,285)

Total stockholders’ equity	1,171,769	67.3	1,174,851	67.3	1,183,080	64.5

Total liabilities, minority interests and stockholders’ equity	¥1,741,948	100.0	¥1,745,519	100.0	¥1,833,390	100.0

Note1 : Accumulated other comprehensive income is as follows:
	Yen in millions
	June 30, 2005	March 31, 2005	June 30, 2004
Net unrealized gains on securities	¥37,022	¥42,461	¥71,738
Net unrealized (losses) gains on derivative financial instruments	¥(37)	¥(27)	¥15
Minimum pension liability adjustments	¥(1,629)	¥(1,629)	¥(1,477)
Foreign currency translation adjustments	¥(25,823)	¥(28,966)	¥(32,029)

Note2 :	As a result of an increase in an affiliated company accounted for by the equity method in the year ended March 31, 2005, Deferred income taxes (Non-current liabilities) and Retained earnings at June 30, 2004 have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock.”

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions, except per share amounts and shares in thousands
	Three months ended June 30,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥265,073	100.0	¥293,143	100.0	¥(28,070)	(9.6)
Cost of sales	191,687	72.3	205,508	70.1	(13,821)	(6.7)

Gross profit	73,386	27.7	87,635	29.9	(14,249)	(16.3)
Selling, general and administrative expenses	59,103	22.3	52,884	18.0	6,219	11.8

Profit from operations	14,283	5.4	34,751	11.9	(20,468)	(58.9)

Other income (expenses):

Interest and dividend income	3,167	1.2	2,056	0.7	1,111	54.0
Interest expense	(257)	(0.1)	(326)	(0.1)	69	—
Foreign currency transaction (losses) gains, net	(492)	(0.2)	399	0.1	(891)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	452	0.2	127	0.0	325	255.9
Other, net	62	0.0	1,055	0.4	(993)	(94.1)

Total other income (expenses)	2,932	1.1	3,311	1.1	(379)	(11.4)

Income before income taxes and minority interests	17,215	6.5	38,062	13.0	(20,847)	(54.8)
Income taxes	8,035	3.0	15,107	5.2	(7,072)	(46.8)

Income before minority interests	9,180	3.5	22,955	7.8	(13,775)	(60.0)
Minority interests	(577)	(0.3)	(973)	(0.3)	396	—

Net income	¥8,603	3.2	¥21,982	7.5	¥(13,379)	(60.9)

Earnings per share:
Net income:
Basic	¥45.89		¥117.25
Diluted	¥45.88		¥117.17

Weighted average number of shares of common stock outstanding:
Basic	187,480		187,491
Diluted	187,499		187,612

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended June 30, 2005 and 2004 was an increase of ¥6,297 million and an increase of ¥38,183 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Restatement adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as restated	115,703	162,091	881,969	22,046	(31,356)

Net income for the year			45,908			¥45,908
Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance at March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)

(Unaudited)
Net income for the period			8,603			¥8,603
Other comprehensive income				(2,306)		(2,306)

Total comprehensive income for the period						¥6,297

Cash dividends			(9,374)
Purchase of treasury stock (4)					(30)
Reissuance of treasury stock (4)		(2)			27

Balance at June 30, 2005 (187,481)	¥115,703	¥162,059	¥915,857	¥9,533	¥(31,383)

( Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Restatement adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as restated	115,703	162,091	881,969	22,046	(31,356)

(Unaudited)
Net income for the period			21,982			¥21,982
Other comprehensive income				16,201		16,201

Total comprehensive income for the period						¥38,183

Cash dividends			(5,624)
Purchase of treasury stock (4)					(34)
Reissuance of treasury stock (13)		(3)			105

Balance at June 30, 2004 (187,493) as restated	¥115,703	¥162,088	¥898,327	¥38,247	¥(31,285)

Note:	As a result of an increase in an affiliated company accounted for by the equity method in the year ended March 31, 2005, the financial data on Balance at March 31, 2004 and at June 30, 2004 have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock.”

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	¥8,603	¥21,982
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	14,773	15,244
Write-down of inventories	2,313	2,637
Foreign currency adjustments	733	(260)
Decrease in receivables	21,114	16,064
Decrease (increase) in inventories	3,731	(24,753)
Increase (decrease) in notes and accounts payable	3,012	(7,220)
(Decrease) increase in accrued income taxes	(20,085)	890
Increase in other current liabilities	10,273	4,872
Other, net	40	(2,644)

Net cash provided by operating activities	44,507	26,812

Cash flows from investing activities :
Payments for purchases of securities	(14,788)	(51,255)
Payments for purchases of investments and advances	(76)	(173)
Sales and maturities of securities	2,278	10,610
Payments for purchases of property, plant and equipment, and intangible assets	(19,049)	(15,559)
Proceeds from sales of property, plant and equipment, and intangible assets	1,809	1,102
Deposit of negotiable certificate of deposits and time deposits	(39,221)	(59,500)
Withdrawal of negotiable certificate of deposits and time deposits	17,480	500
Other, net	(327)	64

Net cash used in investing activities	(51,894)	(114,211)

Cash flows from financing activities :
(Decrease) increase in short-term debt	(2,759)	20,617
Proceeds from issuance of long-term debt	2,522	3,418
Payments of long-term debt	(843)	(26,049)
Dividends paid	(9,452)	(5,736)
Net purchases of treasury stock	(4)	67
Other, net	(489)	107

Net cash used in financing activities	(11,025)	(7,576)

Effect of exchange rate changes on cash and cash equivalents	1,499	1,644

Net decrease in cash and cash equivalents	(16,913)	(93,331)
Cash and cash equivalents at beginning of period	310,592	361,132

Cash and cash equivalents at end of period	¥293,679	¥267,801

SEGMENT INFORMATION (Unaudited)

1. Operating segments :

	Yen in millions
	Years ended June 30,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥15,905	¥18,527	¥(2,622)	(14.2)
Semiconductor Parts Group	29,715	32,840	(3,125)	(9.5)
Applied Ceramic Products Group	26,983	21,253	5,730	27.0
Electronic Device Group	60,811	70,068	(9,257)	(13.2)
Telecommunications Equipment Group	45,780	66,313	(20,533)	(31.0)
Information Equipment Group	57,908	56,733	1,175	2.1
Optical Equipment Group	4,373	7,400	(3,027)	(40.9)
Others	28,168	25,926	2,242	8.6
Adjustments and eliminations	(4,570)	(5,917)	1,347	—

	¥265,073	¥293,143	¥(28,070)	(9.6)

Operating profit :
Fine Ceramic Parts Group	¥1,890	¥3,053	¥(1,163)	(38.1)
Semiconductor Parts Group	3,350	4,924	(1,574)	(32.0)
Applied Ceramic Products Group	4,891	3,614	1,277	35.3
Electronic Device Group	4,496	11,528	(7,032)	(61.0)
Telecommunications Equipment Group	(6,441)	(249)	(6,192)	—
Information Equipment Group	7,661	10,207	(2,546)	(24.9)
Optical Equipment Group	(1,768)	(2,055)	287	—
Others	1,348	2,888	(1,540)	(53.3)

	15,427	33,910	(18,483)	(54.5)

Corporate	1,254	4,031	(2,777)	(68.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	452	127	325	255.9
Adjustments and eliminations	82	(6)	88	—

Income before income taxes	¥17,215	¥38,062	¥(20,847)	(54.8)

Depreciation and amortization :
Fine Ceramic Parts Group	¥920	¥982	¥(62)	(6.3)
Semiconductor Parts Group	1,856	1,897	(41)	(2.2)
Applied Ceramic Products Group	1,284	1,003	281	28.0
Electronic Device Group	4,997	5,030	(33)	(0.7)
Telecommunications Equipment Group	1,297	1,848	(551)	(29.8)
Information Equipment Group	2,322	2,013	309	15.4
Optical Equipment Group	464	549	(85)	(15.5)
Others	915	1,312	(397)	(30.3)
Corporate	718	610	108	17.7

Total	¥14,773	¥15,244	¥(471)	(3.1)

Capital expenditures :
Fine Ceramic Parts Group	¥1,490	¥642	¥848	132.1
Semiconductor Parts Group	9,297	1,776	7,521	423.5
Applied Ceramic Products Group	5,557	790	4,767	603.4
Electronic Device Group	4,145	4,422	(277)	(6.3)
Telecommunications Equipment Group	517	714	(197)	(27.6)
Information Equipment Group	3,444	1,512	1,932	127.8
Optical Equipment Group	73	1,164	(1,091)	(93.7)
Others	2,016	374	1,642	439.0
Corporate	497	417	80	19.2

Total	¥27,036	¥11,811	¥15,225	128.9

2. Geographic segments (Sales and operating profit by geographic area) :

	Yen in millions
	Years ended June 30,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales:
Japan	¥114,347	¥120,890	¥(6,543)	(5.4)
Intra-group sales and transfer between geographic areas	77,668	82,052	(4,384)	(5.3)

	192,015	202,942	(10,927)	(5.4)

United States of America	62,413	86,418	(24,005)	(27.8)
Intra-group sales and transfer between geographic areas	4,584	6,340	(1,756)	(27.7)

	66,997	92,758	(25,761)	(27.8)

Asia	38,419	39,057	(638)	(1.6)
Intra-group sales and transfer between geographic areas	28,242	30,603	(2,361)	(7.7)

	66,661	69,660	(2,999)	(4.3)

Europe	44,055	42,232	1,823	4.3
Intra-group sales and transfer between geographic areas	8,189	8,818	(629)	(7.1)

	52,244	51,050	1,194	2.3

Others	5,839	4,546	1,293	28.4
Intra-group sales and transfer between geographic areas	1,778	2,239	(461)	(20.6)

	7,617	6,785	832	12.3

Adjustments and eliminations	(120,461)	(130,052)	9,591	—

	¥265,073	¥293,143	¥(28,070)	(9.6)

Operating profit:
Japan	¥15,311	¥27,078	¥(11,767)	(43.5)
United States of America	(1,984)	5,643	(7,627)	—
Asia	3,249	4,787	(1,538)	(32.1)
Europe	(92)	139	(231)	—
Others	(8)	452	(460)	—

	16,476	38,099	(21,623)	(56.8)
Adjustments and eliminations	(967)	(4,195)	3,228	—

	15,509	33,904	(18,395)	(54.3)
Corporate	1,254	4,031	(2,777)	(68.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	452	127	325	255.9

Income before income taxes	¥17,215	¥38,062	¥(20,847)	(54.8)

3. Geographic segments (Sales by region) :

	Yen in millions
	Years ended June 30,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Japan	¥107,064	40.4	¥101,602	34.7	¥5,462	5.4
United States of America	54,910	20.7	67,266	22.9	(12,356)	(18.4)
Asia	43,755	16.5	59,011	20.1	(15,256)	(25.9)
Europe	42,796	16.2	41,244	14.1	1,552	3.8
Others	16,548	6.2	24,020	8.2	(7,472)	(31.1)

Net sales	¥265,073	100.0	¥293,143	100.0	¥(28,070)	(9.6)

Sales outside Japan	¥158,009		¥191,541		¥(33,532)	(17.5)

Sales outside Japan ratio to net sales	59.6%		65.3%